August 21, 2019

Bjorn Hall
General Counsel
Fundrise Equity REIT, LLC
11 Dupont Circle, NW
9th Floor
Washington, DC 20036

       Re: Fundrise Equity REIT, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 10
           Filed August 14, 2019
           File No. 024-10504

Dear Mr. Hall:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Daniel Gordon at 202-551-3486
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities